AFFINIA GROUP INTERMEDIATE HOLDINGS INC.

1101 TECHNOLOGY DRIVE

ANN ARBOR, MICHIGAN 48108

DIRECT DIAL NUMBER	EMAIL ADDRESS
734-827-5476	SCOT.BOWIE@AFFINIAGROUP.COM

August 5, 2010

VIA EDGAR TRANSMISSION

Mr. David R. Humphrey

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Affinia Group Intermediate Holdings Inc.

Form 10-K

File No. 333-128166

Dear Mr. Humphrey:

We are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 22, 2010 (the “Comment Letter”), relating to the above-referenced Form 10-K of Affinia Group Intermediate Holdings Inc. (the “Company”) filed on March 17, 2010 (the “Form 10-K”).

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below.

Securities and Exchange Commission

Attention: Mr. Humphrey

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2009 compared to the Year Ended December 31, 2008, page 25

1.	Please add footnote disclosure to your tabular presentation here indicating the basis on which the currency effect was calculated.

In response to the Staff’s comment, we propose to include in our Form 10-K for the year ended December 31, 2010 the following footnote disclosure to our tabular presentation summarizing the consolidated net sales results for the years ended December 31, 2009 and December 31, 2010:

“The currency effect was calculated by comparing the local currency net sales for all international locations for both periods, each at the current year exchange rate to determine the impact of the currency between periods. These currency effects provide a more clear understanding of the operating results of our foreign entities because they exclude the varying effects that changes in foreign currency exchange rates may have on those results.”

2.	You appear to attribute the improvement in gross margin entirely to cost savings resulting from your restructuring efforts. If the decreases in oil and steel prices and/or the strengthening of the U.S. dollar had a material impact upon gross margin or operating profit in fiscal 2009, please expand your narrative to address and quantify these factors as well.

In response to the Staff’s comment, we advise the Staff that decreases in raw material costs did not materialize until the second half of fiscal year 2009 and as a consequence on a full fiscal year basis our raw material costs did not decrease significantly from fiscal year 2008 to fiscal year 2009. However, the strengthening of the U.S. dollar did have a negative effect on gross and operating margin in fiscal year 2009. We propose to enhance our disclosure of the currency impact upon gross and operating margin to quantify these factors by including the language underlined in the excerpts below in our Form 10-K for the year ended December 31, 2010:

Securities and Exchange Commission

Attention: Mr. Humphrey

“Cost of sales/Gross margin. The gross margin improved to 20% in 2009 in comparison to 19% in 2008. In 2005 we embarked on a comprehensive restructuring program to transform our brake operations from a domestic manufacturer to a global manufacturer and distributor. We have completed the majority of the restructuring plan and as a result our gross margin improved due to cost savings realized in 2009. This improvement was offset by the strengthening of the U.S. dollar which decreased the gross margin in 2009 in comparison to 2008 by $27 million.”

Operating Profit. Operating profit increased in 2009 in comparison to 2008 due to the increase in gross margin resulting from cost savings generated from our comprehensive restructuring plan offset by the strengthening of the U.S. dollar as discussed above, and the reduction in selling, general and administrative expenses. The On and Off-Highway segment operating profit increased in 2009 in comparison to 2008 despite a 6% decrease in sales, due to an increase in gross margin percentage and a reduction in our selling, general and administrative costs. The Brake South America segment operating loss decreased in 2009 due to the reduction in operating costs from the closure of an Argentina facility in the middle of 2008.

Consolidated Financial Statements

Consolidated Balance Sheets, page 39

3.	We note from your disclosure in Note 2 on page 42 that you have not adjusted the December 31, 2008 consolidated balance sheet to reflect this segment as a discontinued operation. Please note that FASB ASC 205-20-50-2 indicates that the major classes of assets and liabilities classified as held for sale shall be separately disclosed either on the face of the statement of financial position or in the notes to financial statements, and FASB ASC 205-10-45-3 indicates that prior-year figures shown for comparative purposes shall in fact be comparable with those shown for the most recent period. As you have presented assets and liabilities of discontinued operations for the year ended December 31, 2009 separately on the face of your financial statements, please revise your December 31, 2008 consolidated balance sheet presentation to also reflect this segment as a discontinued operation for comparative purposes. If you continue to believe that no additional disclosures are required, please provide support for your conclusion.

In response to the Staff’s comment, we respectfully advise the Staff that we do not reclassify the assets and liabilities associated with a disposal group as held for sale for comparative purposes for comparable periods because the assets and liabilities were not held for sale at the date of the comparable period. We view assets and liabilities held for sale as a point in time disclosure. ASC 205-20-45-10 states:

Securities and Exchange Commission

Attention: Mr. Humphrey

“The assets and liabilities of a disposal group classified as held for sale shall be presented separately in the asset and liability sections, respectively, of the statement of financial position. Those assets and liabilities shall not be offset and presented as a single amount. The major classes of assets and liabilities classified as held for sale shall be separately disclosed either on the face of the statement of financial position or in the notes to financial statements.”

While ASC 205-20-45-3 is specific as to the prior period classification of results of operations, such guidance is silent for the balance sheet treatment. We acknowledge that ASC 205-20-45-10 would permit the reclassification of assets held for sale in the prior year comparable period; however, we do not believe that such presentation is required. We believe that such assets are required to be reflected as assets held for sale only in the period for which they meet the criteria for such classification.

Consolidated Statements of Shareholders’ Equity, page 40

4.	We note from your presentation here that you recorded capital contributions of $3 million and $25 million in fiscal 2008 and 2009, respectively. Please provide to us the detail of such contributions, and tell us how these contributions (and any related transactions with Affinia Group Holdings, Inc.) are disclosed and classified in your financial statements. In particular, we note that your Statement of Cash Flows for the year ended December 31, 2008 indicates a capital contribution of $50 million as a financing activity, which appears to relate to the $50 million received by Affinia Acquisition LLC from Affinia Group Holdings, Inc. for the 2008 Haimeng transaction per your disclosure in Note 3. We also note that, although you consolidated this VIE, you owned only 5% of the VIE (and its contributed capital) as of December 31, 2008. We assume that the $3 million capital contribution recorded in fiscal 2008 is the result of these circumstances. Please advise, supplementally. We also note from disclosure elsewhere in your filing that, in June of fiscal 2009, you received a contribution of $33 million in principal amount of senior subordinated notes purchased in the open market from Affinia Group Holdings, Inc., your parent. Finally, we note that you acquired an additional 35% ownership interest in the VIE for a purchase price of $25 million in June 2009. To facilitate our understanding of these transactions, please further explain the relationship of these events and how they were recorded.

In response to the Staff’s comment and to facilitate the Staff’s understanding of these transactions, we have further explained the relationship of these events and how they were disclosed and classified in the financial statements below.

Securities and Exchange Commission

Attention: Mr. Humphrey

Fiscal Year 2008

On October 30, 2008, Affinia Group Holdings Inc. (“Holdings”) issued shares of preferred stock to affiliates of the Cypress Group L.L.C., co-investors and management in exchange for cash proceeds of $51 million. Subsequently, Holdings used the proceeds from the preferred stock offering to contribute $50 million to its wholly-owned subsidiary, Affinia Acquisition LLC (“Acquisition”), to facilitate the purchase of 85% of the equity interests in HBM Investment Limited (“HBM”), which is the sole owner of Longkou Haimeng Machinery Company Limited (“Haimeng”), a drum and rotor manufacturing company located in Longkou City, China. The purchase of Haimeng was effective on October 31, 2008.

Holdings subsequently contributed 5% of its ownership in Acquisition to Affinia Group Inc. (“Group Inc.”), a wholly-owned subsidiary of the Company. The 5% contribution resulted in a $3 million capital contribution (calculated as 5% of the $50 million of Acquisition’s contributed capital) recorded by Intermediate as an increase to additional paid in capital. We will clarify how this amount is calculated in future Company filings.

As explained further in our response to comment #5 below, the Company is required to consolidate Acquisition and therefore, the consolidated financial statements of the Company include Acquisition. The cash flow statement includes $50 million of cash used in investing activities for the purchase price paid for Haimeng by Acquisition and $50 million of cash provided by financing activities for the $50 million cash contribution received by Acquisition from Holdings.

Fiscal Year 2009

Effective June 1, 2009, Group Inc. acquired an additional 35% ownership interest in Acquisition from Holdings for a purchase price of $25 million in cash, which increased its ownership to 40%. ASC 810-10-45-23 states: “Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.” As a result, the purchase of the additional interest in Acquisition resulted in a decrease in noncontrolling interest and additional paid in capital of approximately $22 million and $3 million, respectively. The cash flow statement includes $25 million cash used in financing activities for the purchase of this portion of the noncontrolling interest.

Securities and Exchange Commission

Attention: Mr. Humphrey

Subsequently, on June 24, 2009 Holdings purchased in the public debt market approximately $33 million in principal amount of Group Inc.’s, 9% senior subordinated notes and thereafter contributed such notes to the Company, which contributed such notes to Group Inc. Group Inc. promptly extinguished such purchased notes. The contribution and debt extinguishment resulted in a credit to additional paid in capital of $25 million, a reduction in long term debt of $32.6 million and a gain on extinguishment of $7.6 million. As disclosed in note 8 to the consolidated financial statements, the extinguishment and the resulting gain were non cash transactions.

With respect to the above debt extinguishment transaction between two related parties, under APB 26 (now codified in ASC 470-50-40-2), there is a presumption that such transactions should be accounted for as capital transactions with no gain or loss recorded based on the underlying principles cited in Footnote 1, which states in part: “….extinguishment transactions between related entities may be in essence capital transactions.” This presumption is also discussed in SFAS No. 57 “Related Party Disclosures” (“SFAS 57”), which is now codified in ASC Topic 850. ASC 850-10-50-5 states in part: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite condition of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated.”

Accordingly, while the above excerpts emphasize a presumption that extinguishments involving related parties are not consummated at arm’s length, we concluded that the accounting guidance does not preclude the treatment of such transactions as extinguishments in accordance with APB 26, provided the presumption is effectively overcome. We concluded that it was appropriate for the Company to record the contributed notes at Holdings’ purchase price and accordingly recognize a debt extinguishment gain equal to the difference between the carrying amount of the notes and the reacquisition price paid. Specifically, since Holdings made the acquisition of the notes at a market price (i.e., traded price) with unrelated parties and since the contribution to Intermediate occurred simultaneously, the skepticism around the lack of verifiability of amounts and reduced representational faithfulness typically associated with transactions with related parties is mitigated. SFAS 57 emphasizes this concept in paragraph 15, which states in part: “Reduced representational faithfulness and verifiability of amounts used to measure transactions with related parties weaken the reliability of those amounts. That weakness cannot always be cured by reference to market measures because in many cases there may be no arm’s-length market in the goods or services that are the subject of the related party transactions.” As we concluded this was an arm’s-length transaction between Holdings and the public debt market, and subsequently recorded at the same value between Holdings and the Company, the transaction was recorded as an extinguishment and the resulting gain of $7.6 million was recorded.

Securities and Exchange Commission

Attention: Mr. Humphrey

Note 3 — Variable Interest Entity, page 43

5.	Please tell us in your response and expand your disclosure to indicate why you believe you are the primary beneficiary, as defined in FASB ASC 810, of Affinia Acquisition LLC. Address your conclusions, supplementally and in detail, both prior and subsequent to January 1, 2010 when the guidance in ASU 2009-17 was adopted.

In response to the Staff’s comment, we advise the Staff that as indicated in our response to comment number 4, Acquisition was formed to acquire HBM and ultimately its 85% interest in Haimeng. As of 2008, 95% of Acquisition was owned by Holdings, with the remaining 5% owned by Group Inc. During 2009, Group Inc.’s ownership interest in Acquisition increased to 40%.

In 2008 and again in 2009, we evaluated whether Acquisition should be consolidated by Group Inc. and thus by the registrant, Intermediate. Such consideration first required an analysis of whether the voting interest model or the variable interest model should be applied under Topic 810 in determining the consolidation requirements of the accounting literature. Under the voting interest model, with Group Inc. owning 5% of the outstanding voting interests, it was apparent that consolidation would not be required. However given the structure and relationship of the various entities, further evaluation was necessary to determine if under a variable interest model Group Inc. would be required to consolidate Acquisition.

Since Acquisition is a shell entity created solely for the purpose of acquiring HBM, and ultimately Haimeng, since Group Inc. participated in the design of this entity, and since the entities were designed so that substantially all of its activities either involve or are conducted on behalf of Group Inc. and its related parties, we concluded that Acquisition did not meet the scope exception referred to in FIN 46(R), now codified in ASC 810-10-15-12.

FIN46(R) requires the “primary beneficiary” of a variable interest entity (“VIE”) to include the VIE’s assets, liabilities and operating results in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that are unable to make significant decisions about its activities or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

In determining whether consolidation was required, we first analyzed whether Acquisition was a VIE. In making such assessment, one must consider paragraph 5 of FIN 46(R), now codified at ASC 810-10-15-14. Under this paragraph, an entity should

Securities and Exchange Commission

Attention: Mr. Humphrey

be evaluated further for consolidation if any of conditions “a, b, or c” of paragraph 5 of FIN 46(R) exists.

At the acquisition date, Acquisition and its subsidiaries had deficiencies of net working capital and little or no tangible equity. More specifically, Acquisition only had a small amount of cash on its books and HBM was holding a company with no significant assets. Therefore Acquisition and HBM did not have the ability to fund the potential losses of Haimeng. Further, Holdings had no intention to provide any additional financial support. These facts supported that condition “a” of ASC 810-10-15-4 existed.

While no entity had an explicit guarantee of Haimeng, we concluded, given the importance of Haimeng’s product to Group Inc., as further explained below, that Group Inc. had an implicit guarantee to absorb any losses of Haimeng, and therefore condition “b” of ASC 810-10-15-14 existed.

FASB Staff Position FIN 46R-5, now codified as part of ASC 810-10-25, requires one to consider implicit and explicit interests such as which party would be more willing to support the VIE to keep Haimeng in business. As a result of the implicit and explicit interests we concluded that Acquisition would be considered a VIE. Paragraphs 3 and 4 of FASB Staff Position FIN 46R-5 (now codified as ASC 810-10-25-51 and 52, respectively) state:

“3. An implicit variable interest is an implied pecuniary interest in an entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests. Implicit variable interests may arise from transactions with related parties, as well as from transactions with unrelated parties. Paragraph B10 of Interpretation 46(R) provides one example of an implicit variable interest; that is, an implicit agreement to replace impaired assets held by a variable interest entity that protects holders of other interests in the entity from suffering losses. However, Appendix B to Interpretation 46(R) is not intended to provide a complete list of all possible variable interests.

4. The identification of explicit variable interests involves determining which contractual, ownership, or other pecuniary interests in an entity directly absorb or receive the variability of the entity. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and (or) receiving of variability indirectly from the entity, rather than directly from the entity. Therefore, the identification of an implicit variable interest involves determining whether an enterprise may be indirectly absorbing or receiving the variability of the entity. The determination of whether an implicit variable interest exists is a matter of judgment that depends on the relevant facts and circumstances. For example, an implicit variable interest may exist if the reporting enterprise can be required to protect a variable interest holder in an entity from absorbing losses incurred by the entity.”

Securities and Exchange Commission

Attention: Mr. Humphrey

Once we concluded that Acquisition was a VIE, we then identified the variable interests in the VIE, and the holders of such interests. We concluded that there were principally three variable interests of Acquisition. The first variable interest identified was the parts acquisition agreement between Group Inc, and Haimeng, which involves the purchase of approximately 80% of Haimeng’s production dedicated to Group Inc.’s brake rotor business with pricing dictated by Group, Inc. In addition to the parts acquisition agreement, we identified a second variable interest in the form of an implicit guarantee whereby Group Inc. has effectively committed to support the operations, liquidity and working capital needs of Acquisition and its subsidiaries. Finally, the third variable interest rests with Holdings through its 95% common equity interest.

Since the variable interests in the VIE rest with Group Inc. and Holdings, and since they are related parties, paragraphs 16 and 17 of FIN 46(R), now codified at ASC 810-10-25-43 and 44, respectively, require one to consider such related party relationship in determining if one of the related party holders should be considered the primary beneficiary.

As specified in ASC 810-10-25-44:

“If two or more related parties (including the de facto agents described in the preceding paragraph) hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

a) The existence of a principal-agency relationship between parties within the related-party group

b) The relationship and significance of the activities of the VIE to the various parties within the related-party group

c) A party’s exposure to the expected losses of the VIE

d) The design of the VIE.”

For factor “a,” we did not identify evidence of a principal-agency relationship between Holdings and Group Inc. that would have a bearing on the analysis. For factor “b,” Acquisition, and its subsidiary Haimeng, are clearly intertwined operationally with Group Inc. The Board of Directors of Haimeng is controlled by Group Inc., and as stated above approximately 80% of Haimeng’s brake drum and rotor production is for Group Inc. In addition, the pricing of the intercompany sales between Haimeng and Group Inc. is established at the discretion of Group Inc. in accordance with transfer pricing restrictions. Therefore, with respect to the criteria in factor “b,” it is clear that Group Inc. is more closely associated with Acquisition and

Securities and Exchange Commission

Attention: Mr. Humphrey

subsidiaries. In analyzing factor “c,” we noted that the importance of the continued supply of product by Haimeng to Group Inc. has led to commitments by Group Inc. to support the operations of Acquisition and subsidiaries. The explicit and implicit variable interests discussed above involve commitments by Group Inc. to absorb first-dollar losses of Acquisition and subsidiaries to the extent those entities experience cash losses or otherwise encounter working capital and liquidity needs. Finally, factor “d” also supports that Group Inc. should be the primary beneficiary as the intent to acquire Haimeng and integrate it into the operations of the business originated at the Group Inc. level. Group Inc. created the design of Acquisition, which only had the purpose of acquiring HBM, and ultimately Haimeng.

We believe the revised accounting model under ASU 2009-17 continues to support that Group Inc. is the primary beneficiary of Acquisition and its subsidiaries. The existence of the significant variable interests coupled with Group Inc.’s power to direct the activities to Acquisition and its subsidiaries supports continued consolidation.

We propose to include in our Form 10-K for the year ended December 31, 2010 the following enhanced disclosure of why we believe we are the primary beneficiary of Affinia Acquisition LLC.

“ASC Topic 810 requires the “primary beneficiary” of variable interest entities (“VIE”) to include the VIE’s assets, liabilities and operating results in its consolidated financial statements. Based on the criteria for consolidation of VIEs, we determined that Affinia Group Inc. is deemed the primary beneficiary of Affinia Acquisition LLC as it has majority control of the board of directors of Haimeng, and approximately 80% of Haimeng’s production is for Affinia Group Inc. Therefore, the consolidated financial statements of the Company include Affinia Acquisition LLC and its subsidiaries.”

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Securities and Exchange Commission

Attention: Mr. Humphrey

We are grateful for your assistance in this matter. Please do not hesitate to call me at (734) 827-5476 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Scot S. Bowie